FOR IMMEDIATE RELEASE

Tweeter Home Entertainment Group Reports Earnings Results for Its First Fiscal Quarter Ending December 31, 2005

•	Net income from continuing operations increased 158% to $14.5 million

•	EPS from continuing operations were $0.59 compared to $0.23 a year ago

CANTON, MA, January 26, 2006 — Tweeter Home Entertainment Group, Inc. (Nasdaq: TWTR) today announced earnings results for its first fiscal quarter ended December 31, 2005.

Net income from continuing operations increased 158% to $14.5 million, compared to $5.6 million for the same period last year. Earnings per share from continuing operations were $0.59 compared $0.23 for the same period last year.

Comparable-store sales increased 6%. Total revenue from continuing operations increased to $267 million from $258 million a year ago.

Operating income increased 62% to $15.3 million compared to $9.5 million last year. As a percentage of revenue, operating income margin increased more than 200 basis points to 5.7% compared to 3.7% last year.

Joe McGuire, President and CEO stated, “We are pleased with our performance in the quarter on almost every measure. Let me take this opportunity to thank all our associates across the country for these results. Great collaboration throughout our organization delivered this outcome.”

“Our profit performance improved as a result of comparable store revenue growth, 80 basis points of expansion in gross margins and 130 basis points of leverage on SG&A expenses. Overall, we feel it is an excellent start to the year.”

“We’re particularly pleased with our gross margin performance. Our readiness to accommodate the marketplace shift toward the purchase of high-technology televisions as well as our strategy of solution selling resulted in the growth of our installation business and attachment sales. In addition, the mix of our sales increased volume discounts from certain key vendors.”

“Our leverage on SG&A expenses came as a result of reduced spending on advertising and other store related expenses,” McGuire continued.

“I am also pleased to announce that on January 13, 2006, we completed a sale and leaseback of our corporate headquarters and New England distribution center. The company received $13.6 million in cash as a result of this transaction. We will use the proceeds to reduce debt,” stated Joe McGuire.

There will be a conference call to discuss this press release at 10:30 AM EST today. A live webcast of the call will be available. To access the webcast, log on at www.streetevents.com or from Tweeter’s investor relations website at www.twtr.com. There will be a brief presentation by Tweeter Home Entertainment Group management followed by a Q&A session. The conference call will be available for playback until Thursday, February 2, 2006 at 11:59 PM EST. The call can also be downloaded as an MP3 file from Tweeter’s investor relations website as of Friday, January 27, 2006.

Tweeter Home Entertainment Group, Inc. (Nasdaq: TWTR) was founded in 1972 by the Company’s Chairman, Sandy Bloomberg. Based in Canton, Massachusetts, the Company is a national specialty consumer electronics retailer providing home and mobile entertainment solutions.

The Company’s fiscal 2005 revenues were $795 million. Tweeter has been named a “Consumer Electronics Retailer of the Year” by Audio-Video International every year since 1979. The company operates 157 stores under the Tweeter, hifi buys, Sound Advice, Showcase Home Entertainment and Hillcrest High Fidelity names. The Company’s stores are located in the following markets: New England, the Mid-Atlantic, the Southeast (including Florida), Texas, Chicago, Southern California, Phoenix and Las Vegas.

Further information on Tweeter Home Entertainment Group can be found on the Company’s websites at www.twtr.com and www.tweeter.com.

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Certain statements contained in this press release, including, without limitation, statements containing the words “expect,” “anticipate,” “believe,” “plans,” and words of similar import, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks and uncertainties, including the risk that Tweeter may not continue to benefit from customers’ desire to get the most out of their entertainment purchases, risks associated with management of growth, the risks of economic downturns generally, and in Tweeter’s industry specifically, the risks associated with competitive pricing pressure and seasonal fluctuations, the risks associated with the potential failure by Tweeter to anticipate and react to changes in consumer demand and preferences, Tweeter’s dependence on key personnel, the risks associated with obtaining financing for our business model, and those risks referred to in Tweeter’s Annual Report on Form 10-K filed on December 29, 2005 (copies of which may be accessed through the SEC’s web site at http://www.sec.gov), that could cause actual future results and events to differ materially from those currently anticipated. Readers are cautioned not to place undue reliance on these forward-looking statements and financial projections.

TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)
(Unaudited)
	Three Months Ended
	December 31,
	2005	2004
Total revenue	$266,519	$258,223
Cost of sales	(157,282)	(154,463)

Gross profit	109,237	103,760
Selling, general and administrative expenses	93,660	94,069
Amortization of intangibles	170	170
Non-cash compensation charges	—	44
Restructuring charges	83	—

Income from continuing operations	15,324	9,477
Interest expense	(1,387)	(544)
Interest income	—	13

Income from continuing operations before income taxes	13,937	8,946
Income tax provision	100	3,578

Income from continuing operations before income from equity investments	13,837	5,368
Income from equity investments	696	269

Net income from continuing operations	14,533	5,637

Discontinued operations:
Pre-tax loss from discontinued operations	(219)	(1,158)
Income tax benefit	—	(463)

Net loss from discontinued operations	(219)	(695)

Net income	$14,314	$4,942

Basic earnings per share:
Income from continuing operations	$0.59	$0.23
Loss from discontinued operations	(0.01)	(0.03)

Basic net income per share	$0.58	$0.20

Diluted earnings per share:
Income from continuing operations	0.59	$0.23
Loss from discontinued operations	(0.01)	(0.03)

Diluted net income per share	$0.58	$0.20

Weighted average shares outstanding:
Basic	24,731,264	24,456,033

Diluted	24,845,671	24,737,778

TWEETER HOME ENTERTAINMENT GROUP, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
	December 31,	September 30,
	2005	2005
	(Unaudited)
ASSETS

Current Assets:
Cash and cash equivalents	$2,831	$1,310
Accounts receivable, net	40,439	28,189
Inventory	129,351	111,506
Other current assets	22,342	17,196

Total current assets	194,963	158,201
Property and equipment, net	112,059	115,307
Long-term investments	3,112	2,220
Goodwill and intangible assets, net	5,648	5,818
Other assets, net	2,267	2,471

Total	$318,049	$284,017

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:
Current portion of long-term debt	$15,709	$9,279
Accounts payable, accrued expenses and other current liabilities	120,025	109,769

Total current liabilities	135,734	119,048
Long-term debt	65,056	62,617
Other long-term liabilities	19,283	19,485

Total liabilities	220,073	201,150
Stockholders’ equity	97,976	82,867

Total	$318,049	$284,017

Investor Relations Contact:	Media Relations Contact:

Terry Becker phone: 781-830-3401 email: tbecker@twtr.com	Katie Emerson phone: 781-830-3007 email: kemerson@twtr.com